SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice on results of the purchasing program of treasury stock (Friday, December 15, 2006)

2.	Notice on purchase of shares on market (Friday, December 15, 2006)

3.	Notice on dissolution of Kubota Solid Technology Corporation (Friday, December 15, 2006)

December 15, 2006

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on results of the purchasing program of treasury stock

Please be advised that the purchasing program of treasury stock established at the Board of Directors’ Meeting on September 20, 2006 pursuant to Article 156 of the Corporate Law after applying the regulations of Article 165 Paragraph 3 of said Law has expired, and the results are as follows.

1. Results of purchase of treasury stock

(1) Term of purchase:	From September 21, 2006 to December 14, 2006

(2) Total number of shares purchased:	0 shares

(3) Total amount of shares purchased:	¥ 0

(Reference)

(1) Details of resolution at the Board of Directors’ Meeting held on September 20 2006.

Type of shares to be purchased:	Shares of common stock of Kubota Corporation

Number of shares to be purchased:	Not exceeding 5 million shares (0.4% of the total numbers of shares issued)

Amount of shares to be purchased:	Not exceeding ¥5 billion

Term of validity:	From September 21, 2006 to December 14, 2006

(2) The number of treasury stock purchased pursuant to the resolutions of the Board of Directors’ Meetings(from June 26, 2006 to December 14, 2006)

Total number of treasury stock purchased:	4,700,000 shares (0.4% of the total numbers of shares issued)
Total amount of treasury stock purchased:	¥4,371,000,000

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

December 15, 2006

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of shares on market

Please be advised that Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on December 15, 2006 that the Company would execute purchase of its shares on market, pursuant to Article 156 of the Corporate law after applying the regulations of Article 165 Paragraph 3 of said law.

1. Purpose for the purchase of shares

The Company will purchase shares of treasury stock in order to create more value per share, as a part of returning profit to shareholders.

2. Details of purchase of shares

1) Type of shares to be purchased:	Shares of common stock of the Company

2) Number of shares to be purchased:	Not exceeding 5 million shares
(0.4 % of total number of shares issued)

3) Amount of shares to be purchased:	Not exceeding 5 billion

4) Term of validity:	From December 18, 2006 to March 22, 2007

(Reference)

The number of treasury stock purchased pursuant to the resolutions of the Board of Directors’ Meetings and held as of December 15, 2006

Total number of shares issued except treasury stock:	1,295,169,180 shares
The number of treasury stock:	4,700,000 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

December 15, 2006

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on dissolution of Kubota Solid Technology Corporation

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on December 15, 2006 that Kubota Solid Technology Corporation (hereinafter “KUSCO”), which is a wholly-owned subsidiary of the Company, should be dissolved on December 31, 2006.

1. Background

Currently the Company reviews its business portfolio. In consequence, KUSCO transfered its software selling business of 3D CAD to Canon System Solutions Inc. and software development business of CAD/CAM/CAE to Kubota Systems, Inc on October 1, 2006. KUSCO has almost completed disposition of its assets and liabilities, debts and credits. Accordingly, the Company decided to dissolve KUSCO .

2. Profile of KUSCO

(1)Company’s Name	Kubota Solid Technology Corporation

(2)Head Office:	3-6-2 Nihonbashi-honmachi, Chuo-ku, Tokyo, Japan

(3)Principal:	Mr. Kenichi Nakao, President and Representative Director

(4)Date of Foundation:	August 30, 1989

(5)Capital:	¥330 million (100% owned by the Company)

(6)Business:	Computer software development, system integration, sales, support and consulting related to CAD/CAM/CAE software for technological fields

(7)Net Sales:	¥1.64 billion (Fiscal year ended March 31, 2006)

3. Schedule

KUSCO is going to be dissolved on December 31, 2006. The time of completion of KUSCO’s liquidation is scheduled by March 2007.

4. Financial outlook

Financial forecasts of the Company for the year ending March 31, 2007 remain unchanged from the released forecasts on November 7, 2006.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: January 5, 2007	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department